THIRD AMENDMENT TO THE

TRUST FOR PROFESSIONAL MANAGERS

INVESTMENT ADVISORY AGREEMENT

with

 COLLINS CAPITAL INVESTMENTS, LLC

THIS THIRD AMENDMENT dated as of June 28, 2017, to the Investment Advisory Agreement, dated as of April 24, 2012 as amended January 22, 2015 and January 28, 2016 (the “Agreement”), is entered into by and between TRUST FOR PROFESSIONAL MANAGERS (the “Trust”), on behalf of the series of the Trust as indicated on Amended and Restated Schedule A to the Agreement, as may be amended from time to time (each, a “Fund,” and collectively, the “Funds”), and COLLINS CAPITAL INVESTMENTS, LLC (hereinafter called the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the Trust and the Adviser desire to amend the Investment Advisory Agreement dated April 24, 2012 as amended January 22, 2015 and January 28, 2016 to remove references to a Fund no longer in operation; and

WHEREAS, the parties desire to revise and replace Section 7(f) of the Agreement to clarify that any reimbursements requested by the Adviser of a reduction made by the Adviser in its management fees or payment of expenses may only be made during the three year period from the date of the management fee reduction and/or expense payment.

NOW, THEREFORE, the parties agree as follows:

Section 7(f) of the Agreement is hereby replaced and superseded by the following:

“7. INVESTMENT ADVISORY AND MANAGEMENT FEE.

(f) Any such reductions made by the Adviser in its management fees or payment of expenses which are the Fund’s obligation are subject to reimbursement by the Fund to the Adviser, if so requested by the Adviser, in any subsequent month in the three year period from the date of the management fee reduction and/or expense payment if the aggregate amount actually paid by the Fund toward the operating expenses for such month (taking into account the reimbursement) will not cause the Fund to exceed the lesser of:  (1) the expense limitation in place at the time of the management fee reduction and/or expense payment; or (2) the expense limitation in place at the time of the reimbursement. Any such reimbursement is also contingent upon the Board of Trustees’ quarterly review and approval. Such reimbursement may not be paid prior to the Fund’s payment of current ordinary operating expenses.”

and

Amended and Restated Schedule A of the Agreement is hereby superseded and replaced with Amended and Restated Schedule A attached hereto, for the sole purpose of removing references to a Fund no longer in operation.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

TRUST FOR PROFESSIONAL MANAGERS on behalf of its series listed on Amended Schedule A	COLLINS CAPITAL INVESTMENTS, LLC

By:	/s/ John P. Buckel	By:	/s/ Richard deGaris
Name:	John P. Buckel	Name:	Richard deGaris
Title:	President	Title:	Portfolio Manager

AMENDED AND RESTATED SCHEDULE A

to the

TRUST FOR PROFESSIONAL MANAGERS

INVESTMENT ADVISORY AGREEMENT

with

 COLLINS CAPITAL INVETSMENTS, LLC

Series or Fund of Trust for Professional Managers	Annual Fee Rate as a Percentage of Average Daily Net Assets
Collins Long/Short Credit Fund	1.35%